Ecotality, Inc
6821 E Thomas Road
Scottsdale, AZ 85251

September 29, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010

RE: Ecotality, Inc
Form 10-KSB for the year ended December 31, 2007
File No 0-50983

ATTN: Rufus Decker
Accounting Branch

We have received your letter of September 19, 2008 with your additional comments and in conjunction with our discussions with your staff we are responding accordingly. Our responses below are keyed to your comments and contain the requested information.

1.
While we have believed throughout this review and comment process that our disclosure controls and procedures were effective, we have revised our disclosure submitted to you with our letter dated September 17, 2008 to reflect that our disclosure controls and procedures were not effective for the year ended December 31, 2007 for the specific reason that we did not include in our disclosure a Report on our Internal Controls over Reporting indicating they were effective for the year ended December 31, 2007.

2.
Although not adequately disclosed (as acknowledged above), management had conducted its evaluation of the effectiveness of our internal controls over financial reporting based on the framework and criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organization’s of the Treadway Commission (COSO) for the year ended December 31, 2007 and based on this evaluation concluded that our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) were effective for the year ended December 31, 2007. For this reason, our updated disclosure reflects our conclusion that our internal controls over financial reporting were effective for the year ended December 31, 2007.

In order to validate our conclusion regarding internal control over financial reporting as of the end of the fiscal year, we ensured we had addressed the fundamentals related to this process; specifically:

“Internal controls and procedures are a method for achieving rational assurance that objectives in areas related to the effectiveness and efficiency of operations, reliability and effectiveness of financial reporting, and compliance with laws and regulations are met.”

“Auditing Standard #5 “An audit of internal controls over financial reporting” which supersedes Auditing Standard #2 components were also taken into account as we evaluated our internal controls and procedures as they related to ensuring we had effective internal controls over financial reporting. Finally we specifically addressed in our evaluation:
a.	Process Controls:
(1)	Business and operational controls and their impact on our financial reporting
(2)	Financial internal and disclosure controls, financial information processing, and financial reporting.
b.	Information Technology General Controls:
(1)	Access to Programs and data
(2)	Program changes
(3)	Computer processing/operations
(4)	End user computing

3.
We further revised our disclosure to include all required components for our annual report including a statement identifying the framework used to evaluate the effectiveness of our internal controls over financial reporting; to wit: “Management conducted its evaluation of the effectiveness of our internal controls over financial reporting based on the framework and criteria established in Internal Control-Integrated Framework, issued by the Committtee of Sponsoring Organizations of the Treadway Commission”.

In summary, we have reviewed our original 10KSB reporting and believe that in its original form it did address the key aspects of Disclosure Controls and Procedures and Management’s Report on Internal Control over Financial Reporting. However, we also acknowledge by way of our subsequently submitted revisions, your recommendations to enhance this disclosure to more specifically communicate our conclusions regarding the effectiveness of our disclosure controls and procedures and the effectiveness of our internal controls over financial reporting .

Sincerely

Barry S Baer
Chief Financial Officer

CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed by us in the reports filed under the Securities Exchange Act, is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms.  Disclosure controls are also designed with the objective of ensuring that this information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.  In view of our restatement of the financial statements for the year ended December 31, 2006, management reevaluated its disclosure controls and deemed them ineffective.  During fiscal year 2007, we made the following changes in our disclosure controls and procedures to increase their effectiveness; adding an individual to record transactions in our books of account after they have been reviewed by appropriate company officials, reemphasizing proper posting of transactions, having an independent accountant review transactions for compliance with applicable guidance, reviewing our chart of accounts to ensure that account classifications are in place, ensuring accounting personnel attend continuing professional education, and adding a professional accountant to specifically oversee all reporting for us and our subsidiaries. We evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report. As a result of this evaluation, we concluded that our disclosure controls and procedures were not effective for the period ended December 31, 2007 due to the omission in our original filing of required disclosure, specifically our Report on Internal Control over Financial Reporting.

Changes in Internal Control

There were no changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). These internal controls are designed to provide reasonable assurance that the reported financial information is presented fairly, that disclosures are adequate and that the judgment inherent in the preparation of financial statements is reasonable.

Our management does not expect that our disclosure controls or internal controls over financial reporting will prevent all errors or all instances of fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Because of the inherent limitation of a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management conducted its evaluation of the effectiveness of our internal controls over financial reporting based on the framework and criteria established in Internal Control-Integrated Framework, issued by the Committee of Sponsoring Organization’s of the Treadway Commission (COSO). Based on this evaluation, we concluded that our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended) were effective for the year ended December 31, 2007.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s Report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.